Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Claude Resources Sells Tartan Lake Mine Property

     <<
     Trading symbol - CRJ
     AMEX - CGR
     >>

     SASKATOON, Sept. 22 /CNW/ - Claude Resources Inc. (TSX:CRJ ; AMEX:CGR)
today announced that it has entered into an agreement to sell the assets of the Tartan Lake Gold Mining Property as well as the Amisk Lake Property to St.
Eugene Mining Corporation Ltd. ("St. Eugene") (TSXv:SEM).
     "This property divestiture is in line with our corporate strategic plan,"
said Claude Resources' President and Chief Executive Officer Neil McMillan,
"wherein we have made the commitment to focus on the Company's core assets -
namely, the Seabee mining operation and the Madsen exploration property at Red
Lake, Ontario."
     The sale of the assets of the Tartan Lake Property, located forty kilometres from Flin Flon, Manitoba as well as the Amisk Lake exploration property located in close proximity in northeastern Saskatchewan, are subject to satisfactory due diligence by St. Eugene and acceptance for filing by the
TSX Venture Exchange.
     In addition to a fee of $100,000 payable in cash or shares of St. Eugene, the purchase price for the Tartan Lake Property is $3,000,000, also payable in cash or shares of St. Eugene, and a sliding Net Smelter Royalty fee. A Net
Smelter Royalty is also payable on the Amisk Lake Property.

     Claude Resources Inc. is a public company based in Saskatoon,
Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the American Stock Exchange (AMEX-CGR). Claude is a gold exploration and mining company. The Company's entire asset base is located in Canada. Since
1991, Claude has produced approximately 820,000 ounces of gold from its Seabee mine in northeastern Saskatchewan. The Company also owns 100% of the 10,000 acre Madsen property in the prolific Red Lake gold camp of northwestern
Ontario.

     CAUTION REGARDING FORWARD-LOOKING INFORMATION

     This news release contains certain forward-looking statements relating but not limited to the Company's expectations, intentions, plans and beliefs.
Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "intent",
"estimate", "may" and "will" or similar words suggesting future outcomes or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of mined ore varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.
     Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Claude Resources undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

     %SEDAR: 00000498E          %CIK: 0001173924

     /For further information: Neil McMillan, President & CEO, Claude
Resources Inc., Phone: (306) 668-7505, Email:
clauderesources(at)clauderesources.com, Website: www.clauderesources.com/
     (CRJ. CGR)

CO:  CLAUDE RESOURCES INC.

CNW 11:49e 22-SEP-08